Exhibit 99.1

Ontario Ministry of Government and Consumer Services Articles of Amendment Business Corporations Act Instructions For questions or more information to complete this form, please refer to the instruction page. Fields marked with an asterisk (") are mandatory. 1. Corporation Information Corporation Name* Akanda Corp, Ontario Corporation Number (OCN)* 2854618 Company Key 976898684 Official Email Address" GWLG, Ontario, Corporate@ca.gowlingwlg.com 2. Contact Information Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence related to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so, First Name" Lori Middle Name Last Name Musacchio 1 Telephone Country Code Telephone Number" 416-862-3600 Extension Email Address lori.musacchio@ca.gowlingwlg.com 3. Proposed New Corporation Name (if applicable) Complete this section only if you are changing the corporation name If you are changing the corporation name, you can either propose a new name or request a number name. If you propose a new name for the corporation, you need a Nuans report for the proposed name. If your corporation has a number name, you must not select the option for a number name, unless you are changing only the legal element. Will this corporation have a number name? Yes No 4. Number of Director(s) (if applicable) Complete this section only if you are changing the number of directors Please specify the number of directors for your Corporation Fixed Number Minimum/Maximum 5. Shares and Provisions (if applicable) (Maximum limit is 100,000 characters per text box) Complete this section only if you are amending the Shares and Provisions Description of Changes to Classes of Shares The corporation amends the Description of Classes of Shares as follows (please be specific): Enter the Text To consolidate the issued and outstanding common shares of the Corporation on the basis of one (1) post-

consolidation common snare for every tour and one nalf (4.5) existing pre-consolidation common shares, provided that no fractional common shares of the Corporation shall be issued in connection with the consolidation and the number of common shares to be received by any one shareholder shall be rounded down to the nearest whole number of common shares. Description of Changes to Rights, Privileges, Restrictions and Conditions The corporation amends the Rights, Privileges, Restrictions and Conditions as follows (please be specific): Enter the Text Description of Changes to Restrictions on Share Transfers The corporation amends the Restrictions on Share Transfers as follows (please be specific): Enter the Text Description of Changes to Restrictions on Business or Powers The corporation amends the Restrictions on Business or Powers as follows (please be specific): Enter the Text Description of Changes to Other Provisions The corporation amends the Other Provisions as follows (please be specific): Enter the Text 6. Authorization I, Lori Musacchio confirm that: This form has been signed by the required person. This amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act, The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on " March 26, 2026 Requested Date for Amendment * April 13, 2026

Caution - The Act sets out penalties, including fines, for submitting false or misleading information. Required Signature Name Jatinder Dhaliwal Position Director Signature -Signed by Jatinder Dhaliwal -ΛΕΟΑΒΑ085508410